Exhibit 99.1

Globavend Holdings Limited Announces First Half 2024 Unaudited Financial Results

PERTH, September 19, 2024 — Globavend Holdings Limited (“Globavend” or the “Company”) (NASDAQ: GVH), an emerging e-commerce logistics services provider, today announced its unaudited financial results for the six months ended March 31, 2024.

“Globavend’s strong first half year results mark the success of our business strategy,” said Frank Yau, CEO at Globavend. “We are pleased with our strategy priorities, which have driven a strong profit for the first half of 2024. We will continue our momentum in the second half of 2024 and onwards.”

“We achieved over a double of our gross profit, and an increase of 99.4% of our net income, compared to the same period in 2023, which were driven by execution of our strategic initiatives,” said Gordon Yu, CFO at Globavend.

First Half 2024 Financial Highlights:

●	Gross profit was approximately US$1.7 million for the six months ended March 31, 2024, representing an increase of approximately 131.7% from approximately US$0.7 million for the same period in 2023.

●	Net income was approximately US$0.9 million for the six months ended March 31, 2024, representing an increase of 99.4% from approximately US$0.5 million for the same period in 2023.

●	Revenue was approximately US$8.4 million for the six months ended March 31, 2024, representing a decrease of approximately 10.8% from approximately US$9.4 million for the same period in 2023.

Six Month Financial Results Ended March 31, 2024

Revenue. Revenue decreased by approximately 10.8% from approximately US$9.4 million for the six months ended March 31, 2023 to approximately US$8.4 million for the six months ended March 31, 2024. During the six-month period ending on March 31, 2024, the Company experienced a decline in revenue for its integrated cross-border logistics services compared to the corresponding period in 2023. This decrease in revenue was attributed primarily to the implementation of relatively higher average sales prices by the Company in 2024, which subsequently led to a decrease in sales demand and volume from customers.

Gross profit. Gross profit increased by approximately 131.7% from approximately US$0.7 million for the six months ended March 31, 2023 to approximately US$1.7 million for the six months ended March 31, 2024, which was mainly attributed to the lower freight costs and higher sales unit prices.

General and administrative expenses. General and administrative expenses increased by approximately 85.6% from approximately US$0.3 million for the six months ended March 31, 2023 to approximately US$0.5 million for the six months ended March 31, 2024, which was mainly due to (i) increase in travelling, accommodation and entertainment expenses due to increase in travelling for business development following the removal of travel restriction measures; (ii) increase in audit fees and (iii) increase in legal fees and other professional expenses.

Other income (expense), net. Other net income (expense) decreased by approximately US$0.2 million from other income of approximately US$73,000 for the six months ended March 31, 2023 to other expense of approximately US$142,000 for the six months ended March 31, 2024, which was mainly due to the exchange loss from the depreciation of Australian dollars during the period of 2024.

Income tax expense. Income tax expense increased by approximately US$74,000 from approximately US$66,000 for the six months ended March 31, 2023 to approximately US$140,000 for the for the six months ended March 31, 2024 which was due to the increase in tax assessable profit.

Net income. Net income increased by approximately US$0.5 million from approximately US$0.5 million for the six months ended March 31, 2023 to approximately US$0.9 million for the six months ended March 31, 2024, which was mainly due to the increase in gross profit.

Basic and diluted EPS. Basic and diluted EPS were approximately US$0.06 per ordinary share for the six months ended March 31, 2024, as compared to US$0.03 per ordinary share for the six months ended March 31, 2023, respectively.

About Globavend Holdings Limited

Globavend Holdings Limited is an emerging e-commerce logistics provider offering end-to-end logistics solution in Hong Kong, Australia and New Zealand. The Company’s customers are primarily enterprise customers, being e-commerce merchants, or operators of e-commerce platforms, in providing business-to-consumer (B2C) transactions. As an e-commerce logistics provider, the Company provides integrated cross-border logistics services from Hong Kong to Australia and New Zealand, where it provides customers with a one-stop solution, from pre-carriage parcel drop off to parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation and delivery.

Exchange Rate Information

The Company uses United State Dollar (“US$”) as its reporting currency. The Company’s operations are principally conducted in Hong Kong where Hong Kong dollar is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD was 7.8000, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for 2023 and 2024.

Forward-Looking Statement

This press release may contain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted include, among others, those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 20-F for the year ended September 30, 2023, which is on file with the SEC and are available on our investor relations website at https://ir.globavend.com/ and on the SEC website at www.sec.gov. Additional information will also be set forth in our Current Report on Form 6-K for the half year ended March 31, 2024, and may be set forth in other reports and filings we make with the SEC. All information provided in this release and in the attachments is as of September 19, 2024. Undue reliance should not be placed on the forward-looking statements in this press release, which are based on information available to us on the date hereof. We undertake no duty to update this information unless required by law.

Australia

Globavend Holdings Limited

Mr. Wai Yiu Yau

Tel: + 61 08 6141 3263

E-mail: project@globavend.com

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 AND MARCH 31, 2024

(US$, except share data, or otherwise note)

	September 30, 2023	March 31, 2024
	US$	US$
	(audited)	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$554,132	$2,549,766
Accounts receivable, net	1,429,299	726,383
Deposits and prepayment	17,566	1,072,348
Prepayment – related party	169,834	32,721
Deferred costs	1,306,441	300,000
Contract assets	543,838	452,031
Total current assets	$4,021,110	$5,133,249

NON-CURRENT ASSETS
Property, plant, equipment, net	$13,274	$18,043
Right-of-use assets, operating lease	119,881	100,039
Deposits	320,513	783,487
Total non-current assets	$453,668	$901,569
TOTAL ASSETS	$4,474,778	$6,034,818

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$2,601,253	$520,615
Accounts payable – related party	-	261,770
Other payables and accrued liabilities	1,096,016	646,197
Taxes payables	155,210	140,756
Operating lease liabilities - current	$39,886	40,723
Total current liabilities	$3,892,365	$1,610,061

Non-current liabilities
Operating lease liabilities – non-current	80,237	59,730
Total non-current liabilities	$80,237	$59,730
TOTAL LIABILITIES	$3,972,602	$1,669,791

Commitments	-	-

EQUITY

Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,125,000 and 14,625,000 shares issued and outstanding as of September 30, 2023 and March 31, 2024, respectively	13,125	14,625
Subscription receivable	(13,125)	(13,125)
Additional paid-in capital	128,205	3,090,761
Retained earnings	373,971	1,272,766
Total shareholders’ equity	$502,176	$4,365,027

TOTAL LIABILITIES AND EQUITY	$4,474,778	$6,034,818

GLOBAVEND HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2024

(US$, except share data, or otherwise note)

	For the six months ended March 31,
	2023	2024
	US$ (unaudited)	US$ (unaudited)
Revenue – third parties	$9,400,570	$8,384,790
Revenue	9,400,570	8,384,790

Cost of revenue - third parties	5,297,399	4,007,266
Cost of revenue – related party	3,387,398	2,719,028
Cost of revenue	8,684,797	6,726,294

Gross Profit	715,773	1,658,496

Operating expenses:
General and administrative expenses	272,113	505,105
Total operating expenses	$272,113	$505,105

Income from operations	$443,660	$1,153,391

Other income (expense):
Interest income	745	29,323
Interest expense	(557)	(1,612)
Other income (expense)	73,158	(142,178)
Total other income (expense)	73,346	(114,467)

Income before income taxes	$517,006	$1,038,924
Income taxes provision	66,198	140,129
Net income attributable to Globavend Holdings Limited	$450,808	$898,795

Comprehensive income	$450,808	$898,795

Earnings per share - Basic and diluted	$0.03	$0.06

Weighted Average Basic and Diluted Number of Ordinary Shares Outstanding*	13,125,000	14,295,330